Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated August 16, 2016

Investor Conference Call for 1Q FY 3/2017 held on August 2, 2016
* Some parts have been added and modified to make them easier to understand.

(Excerpt)

Q: I see that the aim of the Business Support Agreement you concluded with MITSUMI ELECTRIC Co., Ltd. today is to boost your profit quickly on a consolidated basis following the completion of the business integration with MITSUMI next March. Do you expect the Business Support Agreement to have an impact on MITSUMI’s business before the end of the current fiscal year? If so, when and how much do you expect to see this impact?
A: We intend to start working out the specific details of the Business Support Agreement soon. The first thing we will provide will be manufacturing support, and next will be support for sales expansion. We aim to achieve noticeable results as quickly as we can.

Q: Despite the disappointing results for Q1, MITSUMI has not changed its full-year guidance. Maybe this is a question that should be asked to MITSUMI directly, but do they have a sense of urgency in trying to make a quick business recovery in the first three to six months after the second half begins? Or are they still in the process of working out a business plan that focuses on the next fiscal year? If that is the case, do you think it will be difficult for them to produce immediate results this fiscal year?
A: I am not in a position to comment on that because we are not involved in working out MITSUMI’s guidance for this fiscal year. With the Business Support Agreement in place now, I hope that we can act on this sense of urgency and make great things happen quickly.

End

Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between the two companies, if it is consummated.  The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration
Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel:  03-6758-6703
Email:  corporate_communication@minebea.co.jp